Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Interests of Named Experts and Counsel” in the Registration Statement on Form S-8 pertaining to the 2000 Long-Term Incentive Plan of Lifetime Brands, Inc. and to the incorporation by reference therein of our reports dated March 6, 2007, with respect to the consolidated financial statements and schedule of Lifetime Brands, Inc., and Lifetime Brands, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lifetime Brands, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Melville, New York
September 12, 2007